CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Linked Notes, due May 3, 2017, Linked to the Consumer Price Index	18,270	$1,000	$18,270,000	$1,302.65

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 321 (To Prospectus dated April 20, 2009 and Series L Prospectus Supplement dated April 21, 2009) April 29, 2010	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

$18,270,000

Floating Rate Linked Notes, due May 3, 2017, Linked to the Consumer Price Index

•	The notes are our unsecured senior notes.

•	The notes will mature on May 3, 2017. At maturity, you will receive the principal amount of the notes and the applicable final interest payment.

•	Interest will be paid on the 3rd day of each month, beginning June 3, 2010.

•

The interest rate during the first year of the term of the notes will be 4.00% per annum. Subsequently, the annualized interest rate for each monthly interest period will equal the sum of (a) the applicable CPI Inflation Adjustment (as defined below) plus (b) the Spread (as defined below). However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%. We further describe how to determine the interest payable on the notes beginning on page PS-3.

•

As described in more detail below, the CPI Inflation Adjustment will equal the percentage change in the Consumer Price Index (the “CPI”) between (a) the month that is 15 months prior to the month in which the applicable interest period begins and (b) the month that is three months prior to the month in which the applicable interest period begins.

•	The Spread is 2.15%.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•

The notes will be offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from May 3, 2010, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent will be 99.65% of the principal amount of the notes.

•	The CUSIP number for the notes is 06048WBT6.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-9.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about May 3, 2010 against payment in immediately available funds.

BofA Merrill Lynch

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior unsecured debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and all payments due on the notes, including the repayment of principal, will be subject to our credit risk. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The notes will mature on May 3, 2017. We cannot redeem the notes on any earlier date.

The notes differ from traditional debt securities in that their return after the first year of their term will be linked to changes in the CPI (as defined below).

Will you receive interest on the notes?

Yes. The interest rate during the first year of the term of the notes will be 4.00% per annum. Subsequently, beginning on June 3, 2011, the amount of interest due for any interest period will be determined based on a rate equal to the sum of (a) the applicable CPI Inflation Adjustment (as determined by the calculation agent) plus (b) the Spread. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%. The interest payment for each interest period will be paid on the 3rd day of the applicable month, beginning June 3, 2010.

Interest is computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date of the notes falls on a day that is not a business day (as defined below), we will make the required payment on the next business day, and no additional interest will accrue in respect of the payment made on the next business day.

Are the notes equity or debt securities?

The notes are our senior debt securities. However, these notes differ from traditional debt securities in that they contain a derivative component. The interest that we will pay to you on the notes after the first year of their term may be more or less than the rate that we would pay on a conventional fixed-rate or floating-rate debt security with the same maturity. The notes have been designed for investors who are willing to forgo guaranteed market rates of interest on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities.

Will you receive your principal at maturity?

Yes. If you hold the notes until maturity, you will receive the principal amount and any accrued but unpaid interest on the notes, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.” However, if you sell the notes prior to maturity, you may find that the market value of the notes may be less than the principal amount of the notes.

How will the monthly rate of interest on the notes be determined?

The interest rate during the first year of the term of the notes will be 4.00% per annum. Subsequently, beginning with the interest payment due on June 3, 2011, the calculation agent will determine the applicable interest rate for each monthly interest period using the following formula:

Interest Rate = CPI Inflation Adjustment + Spread

In no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%.

The CPI Inflation Adjustment for each interest period beginning on May 3, 2011, will be determined by the calculation agent using the following formula and then expressed as a percentage:

CPI Inflation Adjustment =	(	CPIA CPIB	- 1)

“CPIA ” means the level of the CPI first published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS,” or the “Index Sponsor,” without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in January of each year after the first year of the notes will be the CPI for September of the previous year.

“CPIB ” means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is 15 calendar months prior to the month in which the relevant interest period begins. For example, CPIB for the interest to be paid in January of each year after the first year of the notes will be the CPI for September of two years prior.

The CPI Inflation Adjustment will be rounded to the nearest one-hundred thousandth of a percent.

The Spread is 2.15%.

What does the CPI measure?

The CPI is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment (CPI-U NSA) published by the BLS. The CPI is a measure of the prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

What have been the historic levels of the CPI?

There have been periods of volatility in the CPI, and such volatility may occur in the future. The table on page PS-18 shows the monthly levels of the CPI since January 2000. However, it is not possible to accurately predict the levels of the CPI or the performance of the notes in the future. Past levels of the CPI are not necessarily indicative of future levels for any other period.

How will you be able to find the level of the CPI?

You can obtain the level of the CPI from the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”, or from the BLS’s internet website at www.bls.gov/cpi/home.htm. Please note that the information that may be included in these websites is not part of, nor should it be deemed to be incorporated into, this pricing supplement.

Examples: Below are three examples of the calculation of the annualized interest rate payable on June 3, 2011 for the notes. The CPI for February 2010 (the CPIB) was 216.741. These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any interest period after the first year of their term will depend on the actual levels of the CPI for the relevant months.

Example 1: In this example, suppose the hypothetical CPI for February 2011 (the CPIA) is 205.387, which is less than CPIB. The hypothetical annualized rate of interest for the interest payment to be made on June 3, 2011 would be:

=	[	(205.387 216.741)	- 1	]	+ 2.15%

= -5.23851% + 2.15%

= -3.08851%

Because the annualized interest rate applicable to any interest period may not be less than 0.00%, the hypothetical interest rate for the monthly interest period in this example would be equal to 0.00%.

Example 2: In this example, suppose the hypothetical CPI for February 2011 (the CPIA) is 228.595. The hypothetical annualized rate of interest for the interest payment to be made on June 3, 2011 would be:

=	[	(228.595 216.741)	- 1	]	+ 2.15%

= 5.46920% + 2.15%

= 7.61920%

Example 3: In this example, suppose the hypothetical CPI for February 2011 (the CPIA) is 230.934. The hypothetical annualized rate of interest for the interest payment to be made on June 3, 2011 would be:

=	[	(230.934 216.741)	- 1	]	+ 2.15%

= 6.54836% + 2.15%

= 8.69836%

Because the annualized interest rate applicable to any interest period may not be greater than 8.00%, the hypothetical interest rate for the monthly interest period in this example would be equal to 8.00%.

Who will determine the interest rate applicable to each interest amount?

A calculation agent will make all the calculations associated with determining each interest payment after the first year of the notes. We have appointed our subsidiary, Merrill Lynch Capital Services, Inc. (“MLCS”), to act as calculation agent for the notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Who is the selling agent for the notes?

Merrill Lynch, Pierce, Fenner & Smith (“MLPF&S”) is acting as our selling agent in connection with this offering and will be compensated based on the total principal amount of notes sold. In this capacity, the selling agent is not your fiduciary or advisor, and you should not rely upon any communication from MLPF&S in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the United States. However, we are not registering the notes for public distribution in any jurisdiction other than the United States. The selling agent may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled “Supplemental Plan of Distribution—Selling Restrictions” in the prospectus supplement.

How are the notes treated for U.S. federal income tax purposes?

We intend to take the position that the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Assuming the notes are properly treated as contingent payment debt instruments, you will be required to include income on the notes over their term based upon a comparable yield.

If you are a Non-U.S. Holder, payments on the notes generally will not be subject to U.S. federal income or withholding tax, as long as you provide us with the required completed tax forms.

See the section entitled “U.S. Federal Income Tax Summary.”

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange, and a market for them may never develop.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (commonly referred to as “ERISA”) or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled “Risk Factors” on the next page of this pricing supplement and page S-4 of the attached prospectus supplement.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

After the first year of their term, the interest rate on the notes may vary significantly for each interest period and may be 0.00%. Starting with the interest payment due on June 3, 2011, the interest rate on the notes for each monthly interest period will be based on an annualized rate equal to the sum of (a) the applicable CPI Inflation Adjustment plus (b) the Spread. If there is a year-over-year decrease in the CPI, the applicable interest rate for that period may equal 0.00%.

The interest rate on the notes is capped. The interest rate payable during any monthly interest period will be limited to 8.00% per annum. Accordingly, a holder of the notes will not benefit from any increase in the CPI that is above 5.85%, which is the difference between 8.00% and the 2.15% spread.

Your yield may be less than the yield on a conventional debt security of comparable maturity. It is possible that the annualized rate of interest for any interest period will not be greater than 0.00%. If the CPI Inflation Adjustment is less than -2.15% as to any monthly interest period after the first year of the notes, the annualized interest rate for that interest period will be equal to 0.00%. Even if the CPI Inflation Adjustment is greater than -2.15%, the resulting interest rate may be less than returns otherwise payable on other debt securities with similar maturities. In addition, while increases in the levels of the CPI will increase the monthly rate of interest payable on the notes after the first year of their term, changes in these levels will not increase the principal amount payable to you at maturity.

You must rely on your own evaluation of the merits of an investment linked to the CPI. In the ordinary course of their businesses, our affiliates, from time to time, may express views on expected movements in the CPI. One or more of our affiliates have published, and in the future may publish, research reports that express views on the CPI. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the CPI from multiple sources, and you should not rely on views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of the interest payments on the notes and the repayment of principal at maturity is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the CPI increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated changes in our credit ratings prior to the maturity date of the notes may affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the CPI, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the original offering price.

Assuming there is no change in the CPI after the pricing date and no change in market conditions or any other relevant factors, the price (exclusive of accrued interest), if any, at which the selling agent or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price includes, and secondary market prices are likely to exclude, the development and hedging costs associated with the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in the secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including the CPI. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but it is not required to do so. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The BLS, as sponsor of the CPI, may adjust the calculation of the CPI in a way that affects its value, and the BLS has no obligation to consider your interests. There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that reduces the level of the CPI. Similarly, the BLS may alter, discontinue, or suspend calculation or dissemination of the CPI. Any of these actions could adversely affect the value of the notes. The BLS will have no obligation to consider your interests in calculating or revising the CPI.

If you attempt to sell the notes prior to maturity, the market value of the notes, if any, may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to redeem the notes prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect the market value of the notes, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the anticipated impact on the market value of the notes given a change in a specific factor, assuming all other conditions remain constant.

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The Level of the CPI. We expect that the market value of the notes will depend substantially on the amount by which the levels of the CPI are expected to exceed or not exceed its levels in a previous year. If you sell your notes when the levels or expected levels of the CPI are less than, or expected to be less than, its levels in the previous year (for example, in a period of deflation), or are not, or are expected to not be, sufficiently in excess of the previous year’s levels to result in the applicable monthly interest rate payable on the notes after the first year of their term equaling or exceeding market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity because of the expectation that the levels of the CPI will remain at levels that result in insufficient interest being payable on the notes. However, as the level of the CPI increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of the CPI. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the level of the CPI has had periods of volatility. The volatility of the level of the CPI during the term of the notes may vary. Increases or decreases in the volatility of the CPI may have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets, as well as geopolitical conditions and other financial, political, regulatory, geographical, agricultural, and judicial events that affect the markets generally, may affect the levels of the CPI and the market value of the notes.

Consumer prices may change unpredictably, affecting the level of the CPI and the market value of the notes in unforeseeable ways. Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.

Hedging activities may affect the market value of the notes. Hedging activities that we or one or more of our affiliates, including the selling agent, may engage in may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including the selling agent, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including the selling agent, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including the selling agent, may issue, or our affiliates may underwrite, other financial instruments with returns linked to the CPI. These trading and underwriting activities could be adverse to your investment in the notes. In addition, we expect to enter into an arrangement or arrangements with one or more of our affiliates to hedge the market risks associated with our obligation to pay the amounts due under the notes. Our affiliates expect to make a profit in connection with this arrangement. We do not intend to seek competitive bids for this arrangement from unaffiliated parties.

We or our affiliates may have entered into these transactions on or prior to the pricing date, in order to hedge some or all of our anticipated obligations under the notes.

In addition, from time to time during the term of the notes and in connection with the determinations to be made for each monthly interest period after the first year of the notes, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the market value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management. These trading activities, if they influence secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will determine the CPI Inflation Adjustment and the interest rate applicable to each interest period after the first year of the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if the publication of the CPI is discontinued. See the section entitled “Description of the Notes— Discontinuance of the CPI; Alteration of Method of Calculation.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes are issued in denominations of $1,000. The notes will mature on May 3, 2017. We cannot redeem the notes on any earlier date.

Prior to maturity, the notes are not redeemable by us or repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

The interest rate during the first year of the term of the notes will be 4.00% per annum. Subsequently, starting with the interest payment due on June 3, 2011, the calculation agent will determine the applicable CPI Inflation Adjustment for each interest period. The annualized interest rate for each interest period will equal the sum of (a) the applicable CPI Inflation Adjustment plus (b) the Spread. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%.

Each interest payment due for a monthly interest period will be paid in arrears on the 3rd day of each calendar month, beginning June 3, 2010, and ending on the maturity date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. Each monthly interest period (other than the first monthly interest period from, and including, the original date of the issuance of the notes to, but excluding, June 3, 2010) will commence on, and will include, an interest payment date, and will extend to, but exclude, the next succeeding interest payment date or the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding monthly interest period; however, we will make the required interest payment date on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the last day of the calendar month preceding that interest payment date.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The relevant CPI Inflation Adjustment after the first year of the notes will be determined by the calculation agent using the following formula and then expressed as a percentage:

CPI Inflation Adjustment =	(	CPIA CPIB	- 1)

CPIA means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in January of each year after the first year of the notes will be the CPI for September of the previous year.

CPIB means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is 15 calendar months prior to the month in which the relevant interest period begins. For example, CPIB for the interest to be paid in January of each year after the first year of the notes will be the CPI for September of two years prior.

The Spread is 2.15%.

Payment at Maturity

At maturity, you will be paid the principal amount of the notes and the final monthly interest payment on the notes, subject to our creditworthiness.

The notes are principal protected. Regardless of the amounts of the interest payable in each interest period during the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Discontinuance of the CPI; Alteration of Method of Calculation

If the CPI is permanently cancelled or is not calculated and announced by the BLS but (a) is calculated and announced by a successor sponsor (the “Successor Sponsor”) acceptable to the calculation agent or (b) is replaced by a successor index (the “Successor Index”) using, in the determination of the calculation agent, the same or a substantially similar or otherwise appropriate formula for and method of calculation as used in the calculation of the CPI, then the CPI for purposes of the notes will be deemed to be replaced by the index so calculated and announced by that Successor Sponsor or that Successor Index, as the case may be. If the calculation agent selects a Successor Index, the calculation agent will cause written notice to be promptly furnished to the trustee, to us, and to the holders of the notes.

If the CPI is rebased or similarly adjusted at any time (as rebased or adjusted, the “Rebased Index”), the calculation agent will determine the CPI and the monthly interest rates after the first year of the notes using the Rebased Index.

If the CPI is permanently cancelled or is not calculated and announced by a Successor Sponsor or replaced by a Successor Index, then the calculation agent will notify the trustee, us and the holders of the notes and will calculate the appropriate levels of the CPI in a commercially reasonable manner.

Notwithstanding these alternative arrangements, discontinuance of the publication of the CPI may adversely affect trading in the notes.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the amount of each monthly CPI Inflation Adjustment and each interest payment after the first year of the notes, Successor Indices, Rebased Indices, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of a default in payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE CONSUMER PRICE INDEX

General

We have obtained all information regarding the CPI contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available sources. This information reflects the policies of, and is subject to change by, the BLS. The BLS is not involved in the offering of the notes in any way and has no obligation to consider your interests as a holder of the notes. The BLS has no obligation to continue to publish the CPI, and may discontinue publication of the CPI at any time in its sole discretion. The consequences of the BLS discontinuing publication of the CPI are described in the section entitled “Description of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” None of us, the calculation agent, or the selling agent assumes any responsibility for the calculation, maintenance, or publication of the CPI or any successor index, or the accuracy or completeness of any information relating to the CPI.

The CPI for purposes of the notes is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment, which is published monthly by the BLS. The BLS makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the BLS on its internet website www.bls.gov/cpi/home.htm, and is currently available only for reference purposes on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”. A schedule of the dates for upcoming releases of the CPI may be found at the Index Sponsor’s internet website at http://www.bls.gov/schedule/news_release/cpi.htm. Please note that the information that may be included in these websites is not part of, nor should it be deemed to be incorporated into, this pricing supplement.

The CPI is a measure of prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

Historical Levels of the CPI

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the level of the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. After the first year of the notes, holders of the notes will receive interest payments that will be affected by changes in the level of the CPI, and those changes may be significant.

The following table shows the historical monthly levels of the CPI from January 2000 through March 2010, as reported by the Index Sponsor and published on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”, as well as the percentage change of each monthly CPI level as compared to the CPI level of the prior year. We do not make any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Monthly Levels of the CPI and Year–Over-Year Percentage Changes in the Level of the CPI

	2000		2001		2002		2003		2004
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	168.800	2.73889%	175.100	3.73223%	177.100	1.14220%	181.700	2.59740%	185.200	1.92625%
February	169.800	3.22188%	175.800	3.53357%	177.800	1.13766%	183.100	2.98088%	186.200	1.69306%
March	171.200	3.75758%	176.200	2.92056%	178.800	1.47560%	184.200	3.02013%	187.400	1.73724%
April	171.300	3.06859%	176.900	3.26912%	179.800	1.63934%	183.800	2.22469%	188.000	2.28509%
May	171.500	3.18893%	177.700	3.61516%	179.800	1.18177%	183.500	2.05784%	189.100	3.05177%
June	172.400	3.73045%	178.000	3.24826%	179.900	1.06742%	183.700	2.11228%	189.700	3.26619%
July	172.800	3.65927%	177.500	2.71991%	180.100	1.46479%	183.900	2.10994%	189.400	2.99076%
August	172.800	3.41113%	177.500	2.71991%	180.700	1.80282%	184.600	2.15827%	189.500	2.65439%
September	173.700	3.45444%	178.300	2.64824%	181.000	1.51430%	185.200	2.32044%	189.900	2.53780%
October	174.000	3.44828%	177.700	2.12644%	181.300	2.02589%	185.000	2.04082%	190.900	3.18919%
November	174.100	3.44623%	177.400	1.89546%	181.300	2.19842%	184.500	1.76503%	191.000	3.52304%
December	174.000	3.38681%	176.700	1.55172%	180.900	2.37691%	184.300	1.87949%	190.300	3.25556%

	2005		2006		2007		2008		2009
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	190.700	2.96976%	198.300	3.98532%	202.416	2.07564%	211.080	4.28029%	211.143	0.02985%
February	191.800	3.00752%	198.700	3.59750%	203.499	2.41520%	211.693	4.02656%	212.193	0.23619%
March	193.300	3.14835%	199.800	3.36265%	205.352	2.77878%	213.528	3.98146%	212.709	-0.38356%
April	194.600	3.51064%	201.500	3.54573%	206.686	2.57370%	214.823	3.93689%	213.240	-0.73689%
May	194.400	2.80275%	202.500	4.16667%	207.949	2.69086%	216.632	4.17554%	213.856	-1.28144%
June	194.500	2.53031%	202.900	4.31877%	208.352	2.68704%	218.815	5.02179%	215.693	-1.42678%
July	195.400	3.16790%	203.500	4.14534%	208.299	2.35823%	219.964	5.60012%	215.351	-2.09716%
August	196.400	3.64116%	203.900	3.81874%	207.917	1.97008%	219.086	5.37186%	215.834	-1.48435%
September	198.800	4.68668%	202.900	2.06237%	208.490	2.75505%	218.783	4.93693%	215.969	-1.28621%
October	199.200	4.34783%	201.800	1.30522%	208.936	3.53617%	216.573	3.65519%	216.177	-0.18285%
November	197.600	3.45550%	201.500	1.97368%	210.177	4.30620%	212.425	1.06957%	216.330	1.83830%
December	196.800	3.41566%	201.800	2.54065%	210.036	4.08127%	210.228	0.09141%	215.949	2.72133%

	2010
	Level	Growth
January	216.687	2.62571%
February	216.741	2.14333%
March	217.631	2.31396%
April
May
June
July
August
September
October
November
December

The following graph sets forth, for the period from January 1990 to March 2010:

•	the percentage change of the CPI for each calendar month, as compared to the same month in the prior fiscal year; and

•	the percentage change described above added to the Spread of 2.15% and adjusted to reflect the minimum payable interest rate of 0.00% and the maximum payable interest rate of 8.00%.

This graph is intended to demonstrate the impact of changes to the CPI and the impact of the Spread of 2.15%, the minimum interest rate of 0.00% and the maximum interest rate of 8.00%. However, this graph is for purposes of illustration only. The actual interest rate on the notes for any interest period after the first year of the notes will depend on the actual levels of the CPI in the applicable calendar months.

Before investing in the notes, you should consult publicly available sources for the levels of the CPI.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The notes will be offered at varying prices related to prevailing market prices. The purchase price of the notes to the selling agent will be the price set forth on the cover page of this pricing supplement. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)). Accordingly, the offering of the notes will conform to the requirements of NASD Rule 2720.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

If you place an order to purchase these offered securities, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter in connection with this offering and will receive underwriting compensation from us.

The selling agent and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations, or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders, as defined below) whose functional currency for tax purposes is not the U.S. dollar, persons holding notes in a tax-deferred or tax-advantaged account, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this product supplement, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding paragraph, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also are U.S. Holders. As used in this product supplement, the term “Non-U.S. Holder” means a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and, accordingly, this summary does not apply to partnerships. A partner of a partnership holding a note should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of a note.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes and this summary assumes such treatment is proper and will be respected. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below with the result that the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders—Income Tax Considerations

Interest and Original Issue Discount. We intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” both as described below, established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

A “comparable yield” with respect to a note generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the note (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the note). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the note.

A “projected payment schedule” with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of the principal amount, the fixed payments for the initial 12 monthly interest periods and a projection for tax purposes of each “contingent payment,” i.e., each interest payment other than the fixed payments for the initial 12 monthly interest periods.

Based on the comparable yield and the projected payment schedule of the notes, a U.S. Holder of a note (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the note for each day in the taxable year on which the holder held the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the note, as set forth below. The daily portions of interest for a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on the note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price. The issue price of each note in an issue of notes is the first price at which a substantial amount of those notes has been sold (including any premium paid for those notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the note and any interest previously accrued on the note by a holder (without regard to any positive or negative adjustments, described below) minus (2) the amount of any projected payments on the note for previous accrual periods. A U.S. Holder of a note generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment for a note for the taxable year in which a contingent payment is paid (including a payment of interest at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the note that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the note or to reduce the amount realized on a sale, exchange, or retirement of the note and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

If a U.S. Holder purchases the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, the holder must determine the extent to which the difference between the price paid for the notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If a U.S. Holder purchases the notes for an amount that is less than the adjusted issue price of the notes, such holder must (a) make positive adjustments increasing the amount of interest that the holder would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that the holder would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If a U.S. Holder purchases the notes for an amount that is greater than the adjusted issue price of the notes, the holder must (a) make negative adjustments decreasing the amount of interest that the holder would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that the holder would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

If a contingent payment becomes fixed (within the meaning of applicable Treasury regulations) more than six months before its due date, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount. The present value of each amount is determined by discounting the amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield. If all contingent payments on the notes become fixed, substantially contemporaneously, applicable Treasury regulations provide that, with regard to contingent payments that become fixed on a day that is more than six months before their due date, U.S. Holders should take into account positive or negative adjustments in respect of such contingent payments over the period to which they relate in a reasonable manner. U.S. Holders should consult their tax advisors as to what would be a “reasonable manner” in their particular situation.

The following table is based upon a projected payment schedule and a comparable yield equal to 4.85% per annum (compounded semi-annually), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount per unit of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount per unit of the Notes)
May 3, 2010 through December 31, 2010	$31.96	$31.96
January 1, 2011 through December 31, 2011	$48.87	$80.84
January 1, 2012 through December 31, 2012	$49.22	$130.06
January 1, 2013 through December 31, 2013	$49.39	$179.45
January 1, 2014 through December 31, 2014	$49.36	$228.81
January 1, 2015 through December 31, 2015	$49.22	$278.03
January 1, 2016 through December 31, 2016	$48.94	$326.97
January 1, 2017 through May 3, 2017	$16.64	$343.61

In addition, we have determined the projected payment schedule for the notes as follows:

	2010	2011	2012	2013	2014	2015	2016	2017
January		$3.33	$3.52	$3.91	$4.24	$4.37	$4.65	$4.77
February		$3.33	$3.54	$3.95	$4.26	$4.38	$4.69	$4.76
March		$3.33	$3.56	$3.98	$4.28	$4.39	$4.72	$4.75
April		$3.33	$3.58	$4.02	$4.30	$4.39	$4.76	$4.74
May		$3.33	$3.61	$4.06	$4.32	$4.40	$4.79	$1,004.73
June	$3.33	$3.33	$3.63	$4.10	$4.34	$4.40	$4.83
July	$3.33	$3.43	$3.68	$4.11	$4.34	$4.44	$4.82
August	$3.33	$3.60	$3.71	$4.13	$4.35	$4.47	$4.81
September	$3.33	$3.42	$3.75	$4.15	$4.35	$4.51	$4.80
October	$3.33	$3.45	$3.79	$4.17	$4.36	$4.55	$4.79
November	$3.33	$3.47	$3.83	$4.19	$4.36	$4.58	$4.79
December	$3.33	$3.49	$3.87	$4.22	$4.37	$4.62	$4.78

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes after the first 12 monthly interest periods.

Sale, Exchange, or Retirement. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by any projected payments for previous periods on the notes and, if applicable, increased or decreased by the amount of any positive or negative adjustment that the holder is required to make with respect to the notes under the rules set forth above addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the notes are held for investment purposes, the amount of income or gain realized with respect to a note should not constitute unrelated business taxable income. However, if a note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a note to purchase or carry the note, all or a portion of any income or gain realized with respect to such note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the notes should be aware that whether or not any income or gain realized with respect to a note which is owned by an organization that is generally exempt from U.S. federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the notes that are generally exempt from U.S. federal income taxation should consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the notes.

Non-U.S. Holders—Income Tax Considerations

U.S. Federal Income and Withholding Tax

Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, principal and interest payments, including any OID, that are received from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will not be subject to U.S. federal income or withholding tax except as provided below. Interest, including any OID and any gain realized on the sale, exchange, or retirement of a note, may be subject to a 30% withholding tax (or less under an applicable treaty, if any) if:

•	a Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	a Non-U.S. Holder is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

•	a Non-U.S. Holder is a bank extending credit under a loan agreement in the ordinary course of its trade or business;

•

the payments on the notes are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party (other than payments that are based on the value of a security or index of securities that are, and will continue to be, actively traded within the meaning of Section 1092(d) of the Code, and that are not nor will be a “United States real property interest” as described in Section 897(c)(1) or 897(g) of the Code); or

•	the Non-U.S. Holder does not satisfy the certification requirements described below.

A Non-U.S. Holder generally will satisfy the certification requirements if either: (A) the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that it is a non-United States person and provides its name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the notes either (i) certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes us with a copy of the statement or (ii) otherwise complies with applicable U.S. federal income and withholding tax certification requirements.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that income on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States as discussed below. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If a Non-U.S. Holder of a note is engaged in the conduct of a trade or business within the United States and if interest (including any OID) on the note, or gain realized on the sale, exchange, or other disposition of the note, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the applicable certification requirements are satisfied), generally will be subject to U.S. federal income tax on such interest (including any OID) or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading “—U.S. Holders – Income Tax Considerations,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

U.S. Federal Estate Tax

Under current law, a note should generally not be includible in the estate of a Non-U.S. Holder unless the individual actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of the individual’s death, payments in respect of that note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal, any premium, and interest on the notes, and the accrual of OID. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of a note before maturity. Additionally, backup withholding generally will apply to any payments, including payments of OID, if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns or a U.S. Holder does not certify that it has not underreported its interest and dividend income.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of a note to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, the government of the United States or the government of any state or political subdivision of any state, or any agency or instrumentality of any of these governmental units, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose U.S. partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a U.S. branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of a note to or through the U.S. office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Reportable Transactions

Applicable Treasury regulations require taxpayers that participate in “reportable transactions” to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, “material advisors” with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transaction, and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in the notes. Whether an investment in the notes constitutes a “reportable transaction” for any investor depends on the investor’s particular circumstances. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have for their investment in the notes and should be aware that, should any “material advisor” determine that the return filing or investor list maintenance requirements apply to this transaction, they would be required to comply with these requirements.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.